UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcements relating to CSR’s Annual Report for the 52 Week Period Ended 1 January 2010

EXHIBITS

Exhibit No.	Description

1.1	Release of Annual Report and Filing of Annual Report on Form 20-F for the 52 week period ended 1 January 2010

1.2	Publication of Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc
(Registrant)

Date: March 15, 2010	By:	/s/ Brett Gladden
Brett Gladden
Company Secretary

Exhibit 1.1

CSR plc

Release of Annual Report and

Filing of Annual Report on Form 20-F

for the 52 week period ended 1 January 2010

CSR plc has mailed to shareholders its annual report and financial statements for the 52 week period ended 1 January 2010, together with the Notice of Annual General Meeting to be held on Wednesday 19 May 2010 at 51 Lime Street, London, EC3M 7DQ.

A copy of the annual report, the Notice of Annual General Meeting and the Form of Proxy, has been submitted to the UK Listing Authority for inspection at the UK Listing Authority’s Document Viewing Facility which is situated at:

UK Listing Authority

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel. No. (0)20 7066 1000

CSR will file today with the United States Securities and Exchange Commission (the “SEC”) its Annual Report on Form 20-F for the 52 week period ended 1 January 2010. SEC filings may be accessed through the SEC’s EDGAR database at www.sec.gov.

Ends

Exhibit 1.2

CSR plc

15 March 2010

PUBLICATION OF ANNUAL REPORT

CSR plc (the “Company”) announces that its annual report for the 52 weeks ended 1 January 2010 (‘the Annual Report’) has been published today and is available on its website, www.csr.com.

The Company released its preliminary statement on 10 February 2010, which contained summary financial statements and a Business Review.

The following statements are extracted from the Annual Report as approved by the Board on 9 February 2010

1. Directors Report - Chairman’s statement

The Annual Report contains the following statement from the Chairman.

2009 has been a year of substantial achievement for your company against a most difficult economic backcloth. We took decisive management action, saw the opportunity for a value-creating transaction, which we successfully completed, and strengthened our balance sheet. Consequently, we are well positioned to build on the strengths of the enlarged CSR and return to growth in 2010.

A year ago, my comments focused on the unprecedented economic down-turn, following the global financial crisis and explained how we were actively taking steps that would position the Group to come through the difficult conditions that 2009 was expected to create.

This year, my comments focus on CSR’s achievements in 2009 and our ability to leverage these through 2010 and beyond.

As we expected, 2009 was indeed a very challenging year. General consumer confidence across the world hit new lows. For us, this was reflected both by decreased levels of demand for consumer electronics and also by substantial de-stocking by our customers and by their distribution channels, particularly in the first half of the year. Inevitably, demand for our products, and hence our revenue, was directly affected. 2009 revenue was $601.4 million, a fall of $93.5 million, or 13% down, on the revenue of $694.9 million for 2008. Ignoring the contribution to revenues in the second half of 2009 from the acquisition of SiRF, CSR’s revenues on a like for like basis were approximately $471.4 million or 32% lower than 2008. The operating loss for the year was $15.9 million, against a loss of $8.5 million in 2008. Underlying operating profit fell to $26.9 million in 2009 from $72.8 million in 2008.

A year ago, I nevertheless expressed the view that our strategy and the prompt actions we had taken in response to the downturn positioned us to work through the difficult times, and that we were capable of building on our strengths and would fight to maintain our market leading position. I also expressed confidence in our management team to take the action necessary to achieve these objectives and in the underlying opportunities for future growth in the wireless connectivity markets.

This confidence was well placed. Management did indeed take the necessary actions, delivering as we had promised on the efficiency programmes we put in place. In addition, the pace of penetration of wireless connectivity and new applications has continued in mobile phones, in consumer electronics more widely and in other sectors, such as automotive.

The Board also recognised that challenging times can create opportunities. We identified such an opportunity in the acquisition of SiRF, a market leader in location and related technology, and a business we saw as being wholly complementary to our own.

We announced the SiRF transaction in February last year and completed it last June. SiRF is now fully integrated into CSR. The new business contributed approximately $130.0 million in revenue, out of a total of $407.9 million for the second half of 2009. Moreover, SiRF has enlarged our business, brought talented new people into our organisation, expanded our technological capabilities, our customer base and our position in the Connectivity Centre, delivered synergies in accordance with our expectations and helped increase our cash flows.

It has already added shareholder value, and it has helped CSR exit 2009 a stronger company, with greater potential to further add value.

We remain appropriately cautious about the global economic outlook for 2010. Who wouldn’t? But we believe that our strengths and the dynamics of our market place mean we can look again to organic growth this year. We also remain alert to possible further value-creating strategic moves. We have no current specific intentions, but our world is not static, and we believe CSR has the proven ability to take advantage of selective opportunities and we end 2009 with a markedly strengthened balance sheet with over $400 million net cash and treasury deposits.

In preparation for the SiRF transaction, the management teams worked together on a detailed and robust integration plan which we initiated as soon as the deal was finalised. In addition to giving us a strong presence in Silicon Valley and China, the acquisition brought a substantial number of new people into the organisation. The combination of two technology companies with the inevitable overlap in skill-sets and roles unfortunately meant that some redundancies in each of the formerly separate organisations was necessary. The redundancy process was carried out with sensitivity but also promptly, allowing us to re-align the newly enlarged organisation and to focus on the future and the growth of the new business.

Product portfolio

2009 saw us make significant progress on developing our product portfolio.

We launched our new BC7000 family of products which comprises our latest generation of Bluetooth with FM transmit and receive functionality. This was positively received. It has reinforced business from existing customers and has led to new demand from others.

Other key product launches have included our BT/Wi-Fi module, our standalone Wi-Fi chip and CSR Synergy, our new software stack, which supports the integration of multiple wireless devices and builds on the successful legacy of our widely adopted BlueCore Host Software.

Following the acquisition of SiRF, we also secured business with SiRFstarIV, our next generation GPS chip and a direct reflection of the collaboration between the newly combined CSR and SiRF teams.

As Joep van Beurden, our CEO explores in his review, we expect the sharing of knowledge, ideas and experience within our enlarged technology teams to result in further significant product announcements during this year, in projects that advance and go beyond our established strongholds in GPS and Bluetooth.

Board changes

Following the completion of the SiRF acquisition, we were delighted to welcome Dado Banatao, SiRF’s Executive Chairman and Interim CEO, as a non-executive director. Dado brings a broad perspective and extensive experience in our sector gained from executive and non-executive roles he has held in semiconductor businesses around the world and from his background as an engineer, from which he is credited with developing several key semiconductor technologies.

In addition, Kanwar Chadha, a founder and former Vice President of Marketing at SiRF, has joined our Board as an Executive Director and our Chief Marketing Officer. Well-known and respected throughout our industry, Kanwar was instrumental in the growth and development of SiRF and brings extensive knowledge of the consumer technology landscape. He has over 23 years of experience in various, technical, marketing and management positions at leading organisations including S3 Inc., AQuesT, Inc., and Intel.

As planned, David Tucker who was chairman of our Audit Committee and our Senior Independent Director, retired in May last year. We thank him very much for his expertise and valuable contribution to the Board over the last five years.

Following David’s retirement, Anthony Carlisle, who has been a non-executive director of CSR since July 2005, was appointed the Senior Independent Director, and Andrew Allner, who joined our Board in October 2008 was appointed Chairman of the Audit Committee. We are delighted to have such strong individuals to assume where David left off.

A committed team

CSR is a global business serving a global market. Our products are sold to leading electronic consumer brands who in turn sell to customers around the world. Our key designs are created in the UK, US and China, whilst most of our manufacturing takes place in the Far East. The consumers who rely on our products are located around the world.

What we are today, and what we can become tomorrow, flow directly from the skills, dedication and attitude of our people. I find it encouraging and energising to see so many different nationalities and skill-sets working together across the full range of disciplines in our organisation and across the geographies in which we operate. Through their efforts, we are executing well, delivering on our Connectivity Centre and platform strategy and opening-up new areas for growth. I thank them all unreservedly for their resilience, commitment and contribution.

2010 will be another challenging year, but I expect us to continue to build on the progress made in 2009. We have an excellent and growing suite of products, a well-judged strategy, a strong financial base and a great team. We look forward with confidence.

2. Directors Report - Chief executive’s review

The Annual Report contains the following report from the Chief Executive Officer.

Despite the considerable macro challenges of 2009, CSR made strong strategic, operational and commercial progress during the year. This has strengthened our business, delivered significant shareholder value over the year and positioned us for our next phase of growth.

In the first half of last year, the management actions we had put in place at the end of 2008 meant we were in a much stronger position to withstand the impacts of the global recession. We also took the opportunity for a value-creating acquisition of SiRF which we completed at the end of June.

We predicted that the first half of 2009 would prove difficult and our results reflected this with revenue down for that period at $193.5 million in 2009 against $349.3 million in 2008. In the second half, largely as a result of the ending of de-stocking in our customer channels, and the successful integration of SiRF, we were able to increase revenues against the equivalent period in 2008, saw a return to profitability and substantially strengthened our balance sheet. SiRF contributed approximately $130.0 million of revenue in the second half, resulting in revenues for that period being $407.9 million compared with $345.6 million in 2008.

Throughout the year, we launched an entire new generation of connectivity, audio and location products. Commercially, our design win traction has been excellent. This is illustrated by the fact that we won more Bluetooth design wins in 2009 than all of our competition put together.

2010 will not be plain sailing for anyone; but the achievements of last year have significantly widened and deepened our pool of talent, product portfolio and market position. Coupled with our strong financial position, all this equips us to grow and create shareholder value.

2009 – a platform for 2010 and beyond

Throughout 2009, the company has stayed focused on the Connectivity Centre. The Connectivity Centre brings together many aspects of wireless connectivity products: Bluetooth, FM radio, Wi-Fi, high quality audio for music, Bluetooth low energy, Near Field Communications and GPS location-finding technology. All these technologies can ultimately co-exist alongside each other.

The acquisition of SiRF has complemented CSR’s existing software GPS technology, materially expanded our GPS product offerings and has turned our company into a leader in location technology.

Building on our strength in the Connectivity Centre, the combined company has successfully expanded our product portfolio and offer connectivity, location and audio platforms.

CSR and SiRF: natural partners:

Opportunity is an integral aspect of crisis and when we saw the opportunity to acquire SiRF we moved quickly. Coming as it did at the economic and market nadir, this required courage and commitment from both management teams, boards and shareholders.

With the two companies coming together, it was important that the integration was carried out smoothly and at speed. I am proud to report that we fully integrated the two entities within three months, and ahead of schedule. As an example of the speed with which we integrated, the new, combined sales force was fully operational within just two days, keeping any disruption at the customer level to an absolute minimum.

The new strengths brought into the enlarged company prompted an evolution in the way we work with our market places during 2009. We are now organised into three Business Units: Handsets (HBU), Automotive & PNDs (APBU) and Audio and Consumer Electronics (ACBU). HBU accounts for around half of our revenue, with the balance shared roughly equally across the other two units.

A new generation of platforms and products:

Throughout 2009 we launched an entire new generation of connectivity, audio and location platforms and products, these included:

•

The BC7000 family, which combines Bluetooth with FM Transmit, FM Receive, Bluetooth low energy and GPS capability. This brand new, high performance product is now designed-in with multiple Tier One customers.

•

UniFi6000, our third generation embedded Wi-Fi product, offers the smallest chip size together with low cost. Announced in Q4, we are currently ramping into mass production with three customers, including with our launch customer (a leading Japanese mobile phone manufacturer), who are all taking UniFi6000 as part of our CSR9000 module. There is also significant interest from other customers.

•

CSR9000, our Bluetooth, FM radio and Wi-Fi combination module, is in mass production. In November, we learned that this product had been certified under China’s Wireless LAN Authentication and Privacy Infrastructure (WAPI) qualification, making it an ideal option for China’s many OEMs developing leading wireless technologies for the rapidly growing Chinese market.

•

The SiRFstarIVe and IVt next generation GPS products both achieved successful launches in the summer, to considerable customer acclaim. SiRFstarIVe is optimised for consumer electronic devices such as digital cameras, while the SiRFstarIVt is optimised for mobile phones. We are delighted that we started mass production in the fourth quarter of 2009 with SiRFstarIV, following a design-win with a leading North American smartphone manufacturer.

•

Also in 2009, prior to the acquisition, SiRF launched two SOC (system on chip) products, SiRFatlasIV and SiRFprima. These SOCs are complete personal navigation devices on a single piece of silicon, and bring new standards of performance to both the high and the low ends of the PND marketplace.

Seizing the opportunities presented by connectivity, location and audio platforms

With this new generation of products in our Connectivity Centre portfolio, we are a well-balanced company in an excellent position to exploit the opportunities available in 2010.

Our research, which is derived from our proprietary information as well as an analysis of data from research firms, indicates that the total global market for connectivity location and audio platforms in 2008 was around $3.5 billion. Depending on the macroeconomic picture, we expect this market to increase in value by between 15% and 30% per year and to be worth between $5 billion and $7 billion by 2012. Connectivity, location and audio are some of the few areas in the semi-conductor industry showing this degree of value growth.

The growth opportunity mirrors our three Business Units. In handsets, growth is being driven by the market penetration of smart phones and their Bluetooth, GPS and audio and Wi-Fi capabilities. There is significant momentum behind smart phones. Nokia and RIM and other seasoned performers in this sector are being joined by relative newcomers such as Palm, Dell, Google and HTC to enable more and more consumers to take the internet with them, wherever they go.

We are now seeing similar trends in the automotive sector. Many vehicles already feature Bluetooth and GPS, and Wi-Fi is the next logical step. Consumer electronics are on a similar journey. A digital camera can sync with a PC via Bluetooth to create a back-up of a photo while using GPS to ascertain location.

Operational excellence:

Our reputation is built on technical and commercial innovation, supported by a continuous focus on operational excellence for delivering integrated circuits to our customers utilising the strong relationships with our fabrication and test partners. This continued during 2009, as with the integration of SiRF, we added additional partners to our supply chain.

We place significant emphasis on the working relationships with our suppliers. As a key part of the planning for the acquisition and the execution of our integration plan, our senior executives met with each of our suppliers to discuss the acquisition and outline our objectives, to ensure continuity of supply with our customers. Also during 2009, the strength of partnership between CSR and TSMC enabled significant progress in the development of the 40nm RF CMOS technology for the company’s next generation product families. CSR also continued to enhance and expand its capacity for advanced WLCSP technology addressing all segments of the merged company’s wireless product portfolio, which provides us with technological advantage and provides real benefits in reducing our manufacturing costs.

And of course we continued our long standing tradition of industry leading customer service.

Confidence in the future:

At CSR we have not only survived a difficult period, but we have strengthened our position in many ways. As a leading pure-play connectivity company, we have a broad customer base, an extensive product portfolio and a talented team committed to delivering excellent customer service and an enhanced consumer experience.

We are a leading player in the market for wireless connectivity and location: a fast growing segment in the semiconductor market. We are not dependent on a technology inflexion point or for an infant market to show signs of growth. The Connectivity Centre is established as the real value centre: the opportunity is here, and it is here now.

This has been a very harsh recession and our industry is certainly not in full recovery mode. As Vice Chairman of the Global Semi-conductor Alliance, I am aware of the mood of our peers and recognise that there remains work to be done.

We expect the market for connectivity audio and location platforms to increase in value by between 15% and 30% per year. Our strong strategic, operational and commercial progress puts us in an excellent position to make use of this opportunity.

For 2010, we naturally have caution about the global economic outlook, but we believe that the market for connectivity audio and location platforms will show significant growth by value this year and, indeed, beyond. Our achievements of last year have significantly widened and deepened our capacity and capabilities and, coupled with our strong financial position, this positions us to take advantage of the opportunities and build growth and further shareholder value.

Outlook

The global economy and our marketplace ended 2009 in significantly better health than they started, and this improved tone has continued into 2010. We will maintain caution about the strength of the economic recovery, but we nevertheless expect demand for our products to continue to grow, with 2010 seeing significantly increased penetration of connectivity, audio and location technologies. Consumer demand for smartphones and other connectivity devices has gathered pace, and Bluetooth, GPS and Wi-Fi are becoming important features not just in handsets, but in an increasingly wide array of electronic consumer devices and the automotive industry.

Our business is performing well. We expect to ramp several of our new product lines in 2010 – BC7000, CSR9000 and SiRFstarIV are all ramping in line with our expectations. Our early success with these new products gives us confidence in our ability to gain market share in a growing market.

3. Principal risks and uncertainties

The annual report contains the following description of principal risks and uncertainties.

The section describes the principal known risks and uncertainties that could have a material adverse effect on our business, financial condition, prospects, liquidity or results of operations. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that we face. Additional risks and uncertainties of which we are not aware or which we currently believe are immaterial may also adversely affect our business, financial condition, prospects, liquidity or results of operations.

There are a number of potential risks and uncertainties which could have a material adverse effect on our business, financial condition, prospects, liquidity or results of operations.

Risks related to the company

Our fabless business model, which relies on third party foundries and subcontractors for the manufacture, assembly and testing of our integrated circuit products, exposes us to risks.

We do not own or operate a fabrication facility. We use third party foundries and subcontractors to manufacture, assemble and test all of our products. We are therefore reliant on these third parties to provide the required capacity to manufacture, assemble and test all of our products and to provide high quality products on time. We rely in particular on Taiwan Semiconductor Manufacturing Company and Advanced Semiconductor Engineering, both of Taiwan, which undertake a significant proportion of the total subcontracted work on our behalf.

Because we are wholly reliant on these third parties, and in particular on TSMC and ASE, we are subject to risks, including:

•

interruptions in manufacturing or testing at supplier sites, resulting for example from earthquake, pandemic, natural disaster or geopolitical instability, shortage of materials or failures in their own suppliers;

•

disruption in supply, changes in working practices affecting product qualification or product quality, changes in management personnel affecting working relationships, availability of manufacturing capacity or adverse changes to pricing, that may occur within our suppliers, including potentially as a result of reorganisations, mergers, acquisitions or disposals affecting our suppliers;

•	the risk that our key suppliers experience financial troubles or become insolvent;

•	quality problems in our suppliers’ manufacturing sites, resulting in lower yields, product failures and product returns;

•

inadequate manufacturing capacity, if our key suppliers commit their manufacturing resources to others, experience plant shut-downs or closures, or are unable or unwilling to expand capacity or upgrade manufacturing capabilities to meet market demand; and

•	limited control over delivery schedules, quality assurance and control and production costs.

Because we have no long term supply contracts, our suppliers are generally not obligated to perform services or supply products to us for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. In the event we cannot source products we need from one of our third party suppliers, due for example to a business interruption event, we may be unable quickly to source our requirements from alternative suppliers. Any of these developments would adversely affect our ability to deliver products, undermine our perceived reliability, and harm our financial condition and results of operations.

The average selling prices of our products are likely to decrease rapidly.

The average selling prices of our products have historically declined significantly over their life, and this is likely to continue. We regularly reduce the average selling prices of our products in response to competitive pricing pressures, new product introductions by us or our competitors and other factors. In 2009, we experienced significant downward pressure on prices for a number of mature products, and we expect to have to reduce prices on all of our products as they mature. The global recession has caused a significant downturn in the semiconductor industry, resulting in our competitors becoming more aggressive in their pricing practices, behaviour which we expect to continue in the foreseeable future. Our financial results could be materially adversely affected if we fail to offset reduced prices by increasing our sales volumes, reducing our costs, or successfully introducing new products at higher prices. Despite the measures taken in 2008 and 2009 to reduce our costs as part of restructuring measures, we still saw a decline in our operating profit in each of 2008 and 2009.

The length of our product design cycle exposes us to risks.

The design and sales cycle for our integrated circuits can take up to 36 months, and in exceptional cases even longer, and achieving volume production of products using our integrated circuits can take an additional six months or more. This lengthy design cycle makes it difficult to forecast product demand and the timing of orders, and exposes us to the risk that orders will not ultimately materialize in accordance with our expectations. Even if we have a design win, it may never result in volume shipments. In addition, the delays inherent in lengthy design cycles increase the risk that our customers may seek to cancel or modify orders.

We may suffer delays or experience problems in the introduction of new products.

Our products are complex and may contain undetected hardware and software errors or failures when first introduced or as new versions are tested. The resolution of these errors could cause us to invest significant capital and other resources and divert technical staff from other development efforts. If the introduction of products is delayed, our ability to compete and maintain market share may be materially adversely affected. If we deliver products with errors, defects or bugs, or that are susceptible to connectivity viruses, our credibility and the market acceptance and sales of our products could be materially adversely affected.

We are subject to risks associated with the transition to smaller geometry process technologies.

To remain competitive, we expect to continue to transition our semiconductor products to increasingly smaller line width geometries. This transition requires modifications to the manufacturing processes and the re-design of some products as well as standard cells and other integrated circuit designs that may be used in multiple products. This may result in reduced manufacturing yields, delays in product deliveries and increased expenses, all of which could materially adversely impact our results of operations.

We may fail to develop new products and revenue sources or fail to secure new orders with our new technologies.

Our future success is dependent upon our ability to develop new semiconductor solutions for existing and new markets, introduce those products in a cost-effective and timely manner, and convince leading equipment manufacturers to select those products for design into their own new products. Our success also depends on the development of these markets and adoption of the technologies by our customers. We cannot predict the adoption of these technologies or the growth rate, if any. If we are not able to develop and introduce new products successfully and in a cost effective and timely manner, our business, prospects, financial condition and results of operations will be materially adversely affected.

We may fail on an accurate and timely basis to anticipate technological and market trends.

We are subject to the risk that we may incorrectly assess trends in technological evolution, industry standards and/or market requirements. This could cause us to invest our R&D monies in the wrong areas, develop products that fail to meet our customers’ needs, or fail to pursue product development opportunities that our competitors seize. Technological and market trends are difficult to predict. If we are unable to predict market requirements, end customer demand for product features and evolving industry standards, our prospects and results of operations could be materially adversely affected.

The integration of multiple wireless technologies coexisting with one another on a single chip may take longer than expected and customer demand for these combination chips may be slow to develop or may not develop at all.

The integration of multiple technologies on a single chip which we are developing is a complex process which may take longer to achieve than foreseen and may not achieve the expected level of performance. It is also possible that the demand from customers for wireless connectivity solutions incorporating such multiple technologies in a single die is slower to develop than anticipated or fails to develop at all. This could have a material adverse effect on our business and financial condition.

Errors or defects in our products could result in claims from customers.

Integrated circuits are highly complex products, and the integrated circuits that we supply to our customers are required to operate to very precise specifications. We may not detect errors in the research and development of a product or in its manufacture before it is supplied to customers or installed in the customers’ own finished devices. Any such errors could result in the customers’ devices being faulty, which would result in returns from consumers. If the device’s failure were attributable to us, we may face claims for losses or damages, costs for rectifying the defects or replacing the product, and loss of revenue if customers cancel orders.

In some cases we have agreements with customers that provide warranty protection or indemnities. Some of these agreements have no limitations on liability, and where there are limitations they may not be enforceable. Our insurance coverage against losses that might arise as a result of some product defects may not be sufficient to cover claims that are asserted against us, and may not continue to be available on reasonable terms in the future. Product defects could also have longer-term harmful effects on our reputation or our relationships with our customers. Any of the foregoing could have a material adverse impact on our business, financial condition and results of operations, which in turn could impact our share price.

We rely on a few large customers for a significant portion of our revenue.

We work with a broad range of customers across our product portfolio but a few large customers represent a material portion of our total revenue. Our largest customer accounted for approximately 11% of our net revenue in 2009 and 19% in 2008. Our top five customers accounted for 43% of our net revenue in 2009 and 50% in 2008. If we fail to maintain a good relationship with our key customers, fail to meet the customers’ product needs on a timely basis, lose design wins for our products with our key customers, or if any key customer were to reduce or change its orders to us, seek alternate suppliers, increase its product returns or become unable or fail to meet its payment obligations to us, our revenue could decline materially and our operating results could be materially adversely affected. If any key customer were to merge or be acquired, this could jeopardise our customer- supplier relationship, particularly if it merges with or is acquired by one of our competitors. If any of our key customers have financial or other difficulties such as an interruption to their own operations that affects their ability to maintain their business for example a sudden disruption caused by fire, flood, earthquake or other event, this could result in a decline in its orders to us and thus adversely affect our business and financial performance.

We depend on a sole supplier for some critical components.

We purchase critical components from a single supplier for certain products. The loss of such supplier, disruption of the supply chain, or delays or changes in the design cycle time could result in delays in the manufacture and shipment of products, additional expense associated with obtaining a new supplier, impaired margins, reduced production volumes, strained customer relations and loss of business or could otherwise materially adversely affect our business and results of operations.

We rely on Information Technology and automated systems to conduct our business

We rely on Information Technology (or “IT”) and automated systems to support our operations globally. A failure or interruption to these systems could materially and adversely affect our business and operations and as a result our financial performance. Our IT systems are a key part of our day to day business, the loss or disruption of which could affect many aspects of our business, from the development of products, to the ordering and delivery of products, to the accurate recording of financial information. The loss of IT systems could affect our development work, for example by delaying a project, causing errors to occur in the software we develop for our products, or could mean that we are unable to launch new products on time. In addition, loss of our systems could disrupt or cause delays in recording and satisfying customer orders, or result in errors in ordering of products from our suppliers. We could also lose the means to make decisions on the conduct of our business on a timely basis which could affect business or investment decisions. If our IT systems fail to evolve in conjunction with the needs of our business, for example because of lack of investment or failure to predict future business needs, our ability to develop new products, maintain adequate operating system or grow our business could be adversely affected. Any of these events could result in loss of business, additional costs, or inaccurate recording of key business and financial information, which could materially adversely affect our business and results of operations.

International economic, political and other risks may harm our results of operations.

We derive nearly all of our revenue from sales outside of the U.K. Because we conduct business internationally, we are subject to economic, political and other risks in each of the countries in which we operate, and our customers are subject to these risks in the countries in which they operate. Such risks include ensuring compliance with multiple sets of laws and regulations, which can change often and may be in conflict, relating to the import and export of our and our customers’ products, employment, taxes, and other laws and regulations that apply in our industry; complying with local business practices and managing cultural differences; working with local infrastructure and transportation networks; and designing products to comply with local regulatory requirements. If we or our customers fail, or are unable, to manage these risks in the various markets in which we operate, our results of operations may be materially adversely affected.

We may in the future require debt or equity financing, which may not be available on reasonable terms or at all.

We may, in the future, need to raise additional funds to grow our business. While conditions in the debt and equity capital markets have improved during 2009, we may be unable to raise additional funds, on reasonable terms, through public or private securities issuances, bank borrowing or other means. Any future share issuances may be dilutive to shareholders, and debt financing, if available, may subject us to restrictive covenants. Our failure to raise capital, if needed, on reasonable terms could have a material adverse effect on our financial condition.

We may be subject to claims that we infringe third party intellectual property rights.

We have in the past been, and currently are, subject to patent infringement litigation. We may be subject to further intellectual property claims by third parties alleging infringements of their patents or other intellectual property rights. Companies in the semiconductor industry often aggressively protect and pursue their intellectual property rights. Other parties, including companies that assemble a portfolio of patents and use it to derive substantial licensing revenues, may assert intellectual property infringement claims against our products. Intellectual property claims could adversely affect our ability to market our products, require the re-design of our products or require us to seek licenses from third parties, and seriously harm both our reputation and operating results. The defence of such claims and any adverse settlement could result in significant costs and divert the attention of our management or other key employees. As we diversify into different wireless technologies, we may become more susceptible to these types of infringement claims. Any of the foregoing could have a material adverse impact on our business, operating expenses, financial condition and results of operations.

SiRF became a member of the CSR Group and a subsidiary of CSR plc on 26 June 2009. The outcome of any litigation is uncertain and either favourable or unfavourable outcomes could have a material impact. If infringement claims are brought against the CSR Group, these assertions could distract CSR’s management and necessitate the expenditure by the Group of potentially significant funds and resources to defend or settle such claims. No assurance can be made that third parties, including Broadcom, will not seek to commence additional litigation against the CSR Group including requesting formal enforcement action against SiRF and/or the CSR Group, or that the pending and/or additional litigation will not have a material adverse effect on the CSR Group’s business.

The CSR Group cannot be certain that it will have the financial resources to defend itself against any patent or other intellectual property litigation. If the CSR Group is unsuccessful in any challenge to its rights to market and sell its products, the CSR Group may, among other things, be required to:

•	pay actual damages, royalties, lost profits and/or increased damages and the third party’s attorneys’ fees, which may be substantial;

•	cease the development, manufacture, use, marketing and/or sale of products that use the intellectual property in question through a court-imposed sanction called an injunction;

•

expend significant resources to modify or redesign its products, manufacturing processes or other technology so that it does not infringe others’ intellectual property rights or to develop or acquire non-infringing technology, which may not be possible; or

•

obtain licenses to the disputed rights, which could require the payment of substantial upfront fees and future royalty payments and may not be available to it on acceptable terms, if at all, or to cease marketing the challenged products. Before the CSR Group could be successful in defending an infringement claim, the CSR Group’s customers may already be reluctant to include the CSR Group on their future product design. Therefore, even if the CSR Group is successful in defending an infringement action, negative publicity could already have a material adverse effect on its business in addition to the expense, time delay, and burden on management of the litigation itself.

The U.S. International Trade Commission, or ITC, has determined that certain products of SiRF and its customers infringe patents held by Broadcom Corporation, or Broadcom. Although SiRF has obtained approval from U.S. Customs for the importation of products at issue containing new versions of its software, if Broadcom is successful in obtaining a judgment for substantial monetary damages or granting an injunction against SiRF in relation to SiRF’s alleged infringement, our customer relationships may be harmed, and our business, revenue, expenses, financial position and results of operations could be materially adversely affected.

SiRF and four of its customers are subject to a limited exclusion order and cease and desist orders issued by the ITC, which prohibit the unlicensed entry and sale into the United States of certain products of SiRF and its customers that the ITC has determined infringe six patents held by Broadcom. In August 2008, the ITC concluded that all six of the asserted Broadcom patents were valid and were infringed by certain of SiRF’s products.

Pursuant to a letter dated 21 May 2009 and received by SiRF on 29 May 2009, U.S. Customs issued a determination involving the redesigned software incorporated into the GPS devices subject to the limited exclusion order issued by the ITC in the ITC proceeding, that SiRF had established by a preponderance of the evidence that SiRF’s redesigned GPS chips fall outside of the scope of the exclusion order issued by the ITC. Broadcom asked the ITC to commence an informal enforcement proceeding against SiRF and two of its customers alleging violations of the cease and desist orders, which SiRF opposed, and which request was denied by the ITC. Irrespective of the determination by U.S. Customs, there is a risk that the ITC may commence formal enforcement proceedings if Broadcom made such a request. Our business could be materially and adversely affected by such ITC proceedings including, for example, if the redesigned software is found to be infringing.

We are also involved in two patent infringement suits with Broadcom in the United States District Court for the Central District of California. We have denied Broadcom’s claimed allegations against us in both suits. One of these suits seeks monetary damages for and injunctive relief from the alleged infringement of four patents, two of which are at issue in the ITC proceeding. The other suit seeks similar relief in relation to three other Broadcom patents. In this suit, scheduled for trial in November of this year, Broadcom added allegations against us for False Advertising and Unfair Competition and we have asserted allegations against Broadcom for False Advertising and Unfair Competition. There is a risk that in one or both of these suits we could be ordered to pay substantial damages to Broadcom for alleged past infringement, enjoined from further allegedly infringing activities including with respect to certain products, and/or required to pay royalties for any alleged future infringement at a level determined by the court.

Furthermore, no assurance can be made that Broadcom will not seek to commence additional litigation against us, including SiRF, or that the pending or additional litigation with Broadcom will not have a material adverse effect on our business, customer relationships, expenses or results of operations.

Our intellectual property indemnification practices may adversely impact our business.

We have agreed to indemnify some customers for costs and damages of intellectual property infringement in some circumstances, which may subject us to significant indemnification claims by our customers or others. We may also have to defend related third-party infringement claims made directly against us. In some instances, our products are designed for use in devices used by potentially millions of consumers, such as cellular telephones, and our server software is placed on servers providing wireless network services to end-users, both of which could subject it to considerable exposure should an infringement claim occur. One of our major customers advised us that it had received notice from one of our competitors that the incorporation of our chip sets into products requires the payment of patent license fees to the competitor. If this competitor or another competitor pursued such claims, our business could be materially adversely affected.

We may fail or be unable to obtain sufficient patent protection, which could harm our competitive position and increase our expenses.

Protecting of our proprietary technology is an important part of being able to compete successfully. Our patent applications may not provide sufficient protection for all competitive aspects of our technology or may not result in issued patents. Issued patents may not provide competitive advantages to us. The laws of some foreign countries, such as China, in which we operate and/or from which we derive significant amounts of revenue, do not protect intellectual property to the same extent as, for example, the laws of the United States and western Europe. Our competitors may independently develop similar technologies or design around our patents and could also successfully challenge any issued patent. Even where we have an issued patent, we may choose not to pursue all instances of patent infringement. Our failure or inability to obtain sufficient patent protection could harm our competitive position and increase our expenses if we are required to pay license fees under patents issued to others.

Our acquisition of SiRF Technology and/or future mergers or acquisitions may not achieve anticipated commercial, technological or financial benefits, including synergies, and could divert management’s attention, cause ownership dilution to our shareholders, and adversely affect our results of operations and share price.

From time to time, we have made, and may wish in the future to make acquisitions and engage in mergers and other strategic transactions that are intended to support our business and commercial objectives, growth and diversification. These strategic transactions may fail to achieve the desired objectives, including for example cost savings, revenue enhancements or technology advancements that we hope to derive. In particular, our ability to successfully realise cost synergies and revenue enhancements and the timing of this realisation may be adversely affected by a variety of factors, including but not limited to:

•	our broad geographic areas of operations and the resulting potential complexity of integrating the separate business operations we acquire with our culture and strategies on a timely basis or at all;

•

the risk that key employees in acquired businesses may leave, for instance because they are insufficiently incentivised to remain, do not integrate well with our management culture, or are enticed away by competitors;

•	difficulties in retaining or developing the customer relationships of the acquired company;

•	the difficulty of implementing cost savings plans;

•	the difficulty in identifying and managing liabilities associated with any business we acquire;

•	the technical challenges associated with combining the technologies of the acquired company with our own technologies; and

•	unforeseeable events, including major changes in the industries and markets in which we and the acquired company operate.

The success of any strategic transactions will depend on, among other things, our ability to identify suitable acquisition targets and to finance the transaction. Consideration of strategic opportunities could divert management’s attention from our business and the financing of acquisitions may negatively impact our financial condition and could require us to seek funding from the capital markets, or result in substantial dilution to shareholders.

These and other factors may cause a material adverse effect on our business, prospects, results of operations and financial condition.

Loss of key employees could hurt our competitive position.

Our success depends to a significant extent upon our key senior executives and R&D, engineering, marketing, sales, support and other personnel and our ability to continue to attract, retain and motivate qualified personnel. The loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on us.

We may encounter difficulties or incur unexpected costs in complying with the Sarbanes-Oxley Act.

To comply with Section 404 of the Sarbanes-Oxley Act and related SEC rules, CSR and its independent registered public accounting firm will be required to assess the effectiveness of our internal control over financial reporting in each of our future annual reports on Form 20-F, and to identify any material weaknesses. In connection with this process we may need to make changes to our financial and managerial controls, which may result in substantial expenses and compliance costs. If our management is unable to implement enhancements on a timely basis to our internal controls that are determined to be necessary to address material weaknesses, (if any), we could be subject to enhanced regulatory scrutiny and a loss of investor confidence, which could lead to a decline in the trading price of our ordinary shares.

Risks related to the industry

Depressed economic conditions may continue to adversely affect our financial performance.

Our products are predominantly supplied for adoption into devices intended for the consumer market. If depressed economic conditions persist or worsen, demand levels for our customers’ products, and therefore for our products, are likely to be materially adversely affected. We expect that a substantial portion of our revenue will continue to be derived from the sale of our technologies to the consumer electronics market and therefore, to the extent that sales of such consumer devices decline, our revenue and our results of operations and financial condition could be materially adversely affected. Any difficulties experienced by customers and suppliers in accessing sources of liquidity could seriously disrupt their businesses, which could lead to a significant reduction in their future orders of our products or the inability or failure on their part to meet their payment obligations to us.

Our quarterly and therefore annual revenue and operating results are affected by a wide variety of factors, making them difficult to predict and, if we do not meet quarterly and therefore annual financial expectations, our share price will likely decline.

Our quarterly and therefore annual revenue and operating results are affected by a wide variety of factors, making them difficult to predict. Our results have in the past fluctuated significantly from quarter to quarter, a trend we would expect to continue. Our operating results in some quarters or annual periods may be materially below market expectations, which would cause the market price of our shares to decline. Our quarterly or annual periods operating results may fluctuate as a result of the risks discussed in this section and other factors, including:

•	global economic conditions;

•	the cyclical nature of the semiconductor industry,

•	inventory management;

•	technological changes;

•	performance of our key customers in the markets they serve;

•	delays in the introduction of new products;

•

changes in the relative volume of sales of our chip sets, our premium software offerings and our IP cores or other products and product mix, which have significantly different average selling prices and gross margins;

•	unpredictable volume, timing and cancellation of customer orders;

•	the availability, pricing and timeliness of delivery of components used in our customers’ products;

•	changes in foreign exchange rates;

•	the timing of new product announcements or introductions by us or by our competitors;

•	design losses to our competitors

•	the introduction or delay in launch of the our customers’ products that use our technology;

•	a decision by one of our customers to terminate use of our technology;

•	seasonality in our various target markets;

•	difficulties in managing our product transitions effectively;

•	intangible asset write-downs; and

•	developments in litigation proceedings involving the company, including fluctuations in litigation expenses.

We base our planned operating expenses in part on our expectations of future revenue, and our expenses are relatively fixed in the short term. If revenue for a particular period is lower than we expect, we may be unable to reduce our operating expenses proportionately for that period, which would harm our operating results.

We are subject to foreign currency exchange risks.

Substantially all of our sales and cost of sales are denominated in US dollars, which is the functional currency of all the entities within the Group. A significant portion of our operating costs and taxation is denominated in pounds sterling. Although we put in place forward exchange contracts 11 to 15 months in advance to fix the exchange rate of the US dollar to pound sterling for the majority of these costs, movements in the US dollar to pound sterling rate impact any pound sterling operating costs not covered by the forward contracts and, in the longer term, movements in the rate of exchange will impact all of our sterling costs, as it will affect the rate fixed by the forward contracts being put in place for future expenditures. We are also exposed to foreign exchange risks from costs recorded in other currencies, which are currently not covered by forward contracts. A material appreciation of the value of the US dollar against pound sterling could have a material adverse effect on our current year results of operations, mainly due to revaluation losses on sterling-denominated assets, as the forward contracts mentioned above provide a hedge to movements in most sterling-denominated liabilities. A material depreciation of the value of the US dollar against pound sterling could have a material adverse effect on our future results of operations, due to the recording of pound sterling operating expense at a higher US dollar exchange rate.

Our business is highly cyclical, subject to rapid change and evolving industry standards, and has experienced significant downturns, including in connection with the recent global financial crisis.

We operate in the global semiconductor industry, which is highly cyclical, subject to rapid change and evolving industry standards and has experienced significant downturns, often in connection with maturing products and declines in general economic conditions, including in connection with the recent global financial crisis. Such downturns have reflected decreases in product demand, production overcapacity, excess inventory levels and accelerated erosion in average selling prices, which can have a material adverse effect on our business. These factors have in the past and may in the future cause substantial fluctuations in our revenue and results of operations.

We may not accurately forecast demand for our products, and as a result may hold excess inventory or suffer from product shortages.

The level of inventory required in our business is sensitive to changes in the actual demand for our products compared with our forecast of sales of those products. In addition, we supply a wide range of products which are not interchangeable between customers or applications. Accurate forecasting of demand in the volatile and dynamic sectors in which we operate can be very difficult, particularly in times of rapidly changing economic conditions and uncertain demand from end consumers for retail products. Actual demand from our customers compared to forecasted demand has the potential to vary significantly. If changes in actual market conditions are less favourable than those projected, we will hold higher levels of inventory than is required to satisfy customer demand. This may result in us holding inventory which we are unable to sell, due to customers no longer requiring the product held in inventory. We may need to reduce the selling price of the surplus products in order to sell the inventory, and this may still not be sufficient incentive to customers to enable us to sell the excess inventory. In this situation we may suffer reduced margins, inventory write-offs or both. Similarly, in time of growing demand, either generally or for particular products, we may not order sufficient inventory to satisfy customer requirements and as a result not be able to meet customer orders in a timely manner. Obtaining additional supply may be costly or impossible, and failing to meet customer needs may adversely affect customer relationships and reduce our revenue, which would adversely affect our results of operations.

The financial difficulties or failure of our distributors could cause us to suffer an immediate financial loss and affect our ability to supply products to end customers.

We supply a significant proportion of our products to end customers through third party distributors. Our largest distributor accounted for approximately 12% of our net revenue in 2009 and 24% in 2008. Our distributors are wholly independent third parties, which supplement our own direct marketing and sales efforts. The current economic environment presents significant challenges to the stability of distributors. Uncertain demand patterns, restrictions on credit terms and slowdown in orders represent a significant adverse trading environment for distributors which could affect their ability to continue in business. We are subject to the risk that one or more of our distributors could suffer serious financial difficulties, or be unable to continue in business. In these circumstances, our own business with our customers would be disrupted if they are unable to obtain our products on a timely basis. We may be unable to collect amounts due from a failed distributor for products which have been supplied or to recover those products in default of non-payment. Each of these events could have a material adverse effect on our business and financial performance.

We may fail to compete successfully in a very competitive market.

The market for our products is highly competitive and rapidly evolving. We compete in different product lines to varying degrees on the following characteristics:

•	price;

•	technical performance;

•	product features;

•	product system compatibility;

•	product design and technology;

•	timely introduction of new products;

•	product availability;

•	manufacturing yields; and

•	sales and technical support.

Given the intense competition in the semiconductor industry, if our products are not selected by current or potential customers, our business, financial condition and results of operations will be materially adversely affected.

We are seeing increased competition throughout the market for wireless connectivity products. The increased competition could result in more pronounced price reductions, reduced margins and/ or loss of market share. Within our markets, we face competition from public and private companies, as well as the in-house design efforts of our customers. A number of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than us. We may fail to compete successfully, which could materially adversely affect our business and financial performance.

Some of our customers could become our competitors.

Some of our customers are also large integrated circuit suppliers and some of our large customers already have expertise in-house in the technologies which we develop and supply. These large customers have longer operating histories, significantly greater resources and name recognition, and a larger base of customers than we do. The process of licensing our technology to and support of such customers entails the transfer of technology that may enable them to become a source of competition to us, despite our efforts to protect our intellectual property rights. Each new design by a customer presents a competitive situation. In the past, design win opportunities have been lost to divisions within our customers and this may occur to us in the future. If our customers become our competitors, we may lose them as customers and they may no longer license products from us, or in the same volumes, which may have a material adverse effect on our results of operations.

Our technologies could decline in importance or be superseded by an alternative technology.

We derive the majority of our revenue from sales of our Bluetooth- and GPS-based products. We would be materially adversely affected if either of these technologies were to decline, or be replaced entirely, as the prevailing technology for short-range wireless communication and location-based services, or if superior technologies were developed that resulted in our products being less competitive. We continue to invest in the development of next generation products, but our future products may not gain market acceptance, we may fail to identify markets for our products or our products could be rendered obsolete by the development of a new, superior technology.

The market for GPS-based location awareness capabilities in high-volume consumer and commercial applications may not develop as quickly as we expect.

The market for GPS-based location awareness technology in high-volume consumer and commercial applications is continually evolving and its potential is uncertain. Many of these GPS-based applications have not been commercially introduced or have not achieved widespread acceptance. The success of our GPS-based business depends on the rapid development of this market. We cannot predict the growth rate, if any, of this market. The development of this market depends on several factors, including government mandates such as E911 mandate in the United States and E110 mandate in Japan, the development of location awareness infrastructure by wireless network operators and the availability of location-aware content and services. If the market for high-volume consumer and commercial GPS-based applications fails to develop in a timely manner, the growth and success of our business may be limited.

Our technologies could be integrated into other integrated circuits.

The Bluetooth and GPS standards have each evolved over the time since their first introduction and an ever increasing array of features have been added to the chips required by our customers. At the same time, our ability to optimize chip design and industry-wide manufacturing improvements means that the physical size of the Bluetooth-only and GPS functions has been progressively reduced. If our products cease to be used as an “anchor point” around which to integrate other technologies, or if the functions that our products support were ultimately integrated into one of the cellular chips in the phone, our business would be materially adversely affected. Similarly, the emerging technologies which we have under development or which we may release in the future, may be integrated into one of the cellular chips in the phone, which could also materially adversely affect our future business.

Government regulation of our technologies may increase our cost of doing business and/or decrease demand for our products.

The market for our technologies is and in the future may be increasingly affected by controls on exports or restrictions on application of measures adopted by governments or other supra-national organisations. For example, GPS technology is restricted and its export is controlled. Our business may be impacted by government regulations because its technology relies on the GPS satellite network and radio frequency bands, aspects of which are controlled or regulated by the U.S. and other governments. The U.S. government may restrict specific uses of GPS technology in some applications for privacy or other reasons and block the civilian GPS signal at any time or in hostile areas. In December 2004, the President of the United States authorized a new national policy that established guidance and implementation actions for space-based positioning, navigation, timing programmes, augmentations and activities for U.S. national and homeland security, civil, scientific, and commercial purposes. Government regulation and other actions taken in relation to the GPS satellite network and other radio frequency bands used by our technologies such as Bluetooth could interrupt or increase our cost of doing business and/or decrease demand for our products, any of which could materially adverse effect on our business.

Personal privacy concerns may limit the demand for consumer and commercial applications and demand for our products.

Our products rely on the ability to receive, analyse, transmit and store information. Consumers may not accept some applications because of concerns that our products could compromise their personal privacy. For example, consumers could consider that our products allow for unwanted interception or intrusion into transferred data, may enable unwanted access into the devices being used, or may allow the consumer’s location to be tracked and that this information could be collected, stored and used by others against the wishes of the consumer concerned. Governments may disallow specific uses of these technologies for privacy or other reasons or could subject the industry to regulation. If consumers view our products as a threat to their privacy, demand could decline, which could materially adversely affect our operations and financial results.

Part of our business uses a royalty-based business model, which has inherent risks.

In recent periods we have derived a portion of our net revenue from large customers in the wireless markets from royalties paid by licensees of our technology. We depend on our ability to structure, negotiate and enforce agreements for the determination and payment of royalties. If a significant licensee terminates its relationship with us, demands price reductions, decides to adopt a competitors’ technology over our technology or if we are unable to negotiate and renew existing agreements with significant licensees, our royalty revenue, gross margins and net income could be adversely impacted. We face risks inherent in a royalty-based business model, many of which are outside of our control.

We are highly reliant upon the success of our customers’ products.

We rely on equipment manufacturers to select our products to be designed into their products. Even if an equipment manufacturer selects our product, the customer’s product may not be commercially successful. As a result, sales of our products are largely dependent on the commercial success of our customers’ products. If the customers’ products are unsuccessful, our business may be materially adversely affected.

Our business and future operating results may be materially adversely affected by events outside of our control.

We conduct our business in many foreign territories. Our wireless solutions are supplied to end customers based in diverse locations, who in turn market their products worldwide into many countries. Our own operations and also the success of the customers’ products (and therefore our financial success) may be affected by changes in economic, financial and political stability in various countries or geographic regions. Adverse changes in one or more of these countries or in geographical regions generally, including, for example, economic decline, failing financial systems, political upheaval, civil unrest, terrorism, wars, outbreaks of diseases or natural disasters, could have a material adverse effect on our ability to conduct our business and on our financial and operational performance. For example, we procure supplies from, conduct business in or otherwise derive significant revenue from China and Taiwan. While the Chinese government has pursued economic reforms for a number of years, it continues to exert considerable direct and indirect influence on the economy. Future actions by the Chinese government, including the reversal of economic reforms and return to a more centrally planned economy, could have a significant effect on economic conditions in China, which may have a material impact on our business and revenue. Further, developments that adversely affect the political stability or economic conditions in Taiwan, including the potential impact of natural disasters on the geographically concentrated operations of our suppliers, could materially and adversely affect our business and revenue.

Risks related to owning CSR ordinary shares

As we do not currently intend to list our ordinary shares on any U.S. national securities exchange or create a sponsored ADR program, a U.S. trading market for our ordinary shares may not develop.

We do not currently intend to list our ordinary shares on any U.S. securities exchange, and do not have current plans to create a sponsored American Depositary Receipt program for our ordinary shares. As a result, an active U.S. trading market for our ordinary shares may not develop. Furthermore, it may be time-consuming and expensive for U.S. holders of our ordinary shares to dispose of their ordinary shares.

We may decide in the future to terminate our reporting obligations under the Exchange Act.

We may decide to deregister the ordinary shares with the SEC and terminate our reporting obligations under the Exchange Act if we comply with the SEC requirements to effect such termination. For example, because we have filed this Annual Report on Form 20-F with the SEC, following twelve months after the effective date of the registration statement on Form F-4 that we filed in June 2009, we will have the ability to terminate our registration under the Exchange Act if there are less than a certain number of resident U.S. holders of our ordinary shares or if the trading volume of such shares is below a certain level. Were we to terminate our registration under the Exchange Act, we would no longer be subject to SEC reporting requirements (for example, the requirement to file annual reports on Form 20-F and information regarding certain material events on Form 6-K) and other obligations (for example, those arising under the Sarbanes-Oxley Act of 2002) of an SEC reporting company.

We may be treated as a passive foreign investment company.

As a company domiciled outside of the United States with substantial cash assets, there is an ongoing risk that the Company may be treated as a passive foreign investment company (often referred to as a “PFIC”) for U.S. federal income tax purpose s depending on the ratio of our share price (which affects the valuation of certain assets including goodwill) to our holdings of cash and liquid assets such as bank deposits and marketable securities. A non-U.S. corporation generally will be considered a PFIC for any taxable year in which 75% or more of its gross income is passive income, or 50% or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive income). This determination is highly factual, and will depend upon, among other things, our market valuation and future financial performance. We believe we were not a PFIC for the taxable year ended in December 2009, but if we were to be classified as a PFIC for any future taxable year, holders of CSR ordinary shares who are U.S. taxpayers would be subject to adverse U.S. federal income tax consequences.

Shareholders in countries other than the United Kingdom will suffer dilution if they are unable to participate in future pre-emptive equity offerings.

Under English law, shareholders usually have pre-emptive rights to subscribe on a pro rata basis in the issuance of new shares for cash. The exercise of pre-emptive rights by certain shareholders not resident in the United Kingdom may be restricted by applicable law or practice in the United Kingdom and the United States. In particular, the exercise of pre-emptive rights by U.S. shareholders would be prohibited unless the rights offering is registered under the Securities Act or an exemption from the registration requirements of the Securities Act applies. If no exemption applies and we do not wish to register the rights offering, shareholders in the United States may not be able or permitted to exercise their pre-emptive rights. We are also permitted under English law to disapply pre-emptive rights (subject to the approval of our shareholders by special resolution and investor committee guidance on the limits of any such disapplication) and thereby exclude certain shareholders, such as overseas shareholders, including in the United States, from participating in a rights offering (usually to avoid a breach of local securities laws).

Your rights as a CSR shareholder will be governed by English law, which may differ from the laws of other jurisdictions.

Because CSR is a public limited company incorporated under the laws of England and Wales, your rights as a shareholder will be governed by English law and by CSR’s memorandum and articles of association. These rights differ from the typical rights of shareholders in companies in other jurisdictions. For further information with respect to our ordinary shares, see “Memorandum and Articles of Association.”

Shareholders in countries outside of the United Kingdom may have difficulty suing us or our directors, or in enforcing judgments obtained outside of the United Kingdom.

CSR is domiciled in the United Kingdom, and most of our directors are residents of the United Kingdom. As a result, it may not be possible for shareholders in other countries to begin litigation against us or our directors, or to obtain discovery of relevant documents and/or the testimony of witnesses. Shareholders in other countries may have difficulties in enforcing judgments obtained outside of the United Kingdom.

The market value of our ordinary shares may be adversely affected by fluctuations in the exchange rate between the pound sterling and other currencies.

Fluctuations in the exchange rate between the pound sterling and other currencies will affect the market value of our ordinary shares when expressed in that other currency. If the relative value of the pound sterling to another currency declines, the equivalent value against the pound sterling price of our ordinary shares traded on the London Stock Exchange will also decline. Although our current policy is not to pay dividends, any dividends we may decide to pay in the future would be paid in pounds sterling, which would be subject to the same risks. Shareholders outside the United Kingdom who sell their shares must do so on the London Stock Exchange against payment in pounds sterling. As a result of any fluctuations in the exchange rate between the currency of choice of the shareholder and the pound sterling, non-U.K. resident shareholders may receive a reduced value upon the sale of their ordinary shares and will also incur transaction costs when converting the pound sterling into another currency.

The market price of our ordinary shares is volatile. Our shareholders may be unable to resell their shares at or above the price at which they acquired them.

The stock market in general and our ordinary shares in particular have recently experienced significant price and volume volatility. Our ordinary shares are subject to significant fluctuations due to many factors, including but not limited to fluctuations in operating results, announcements regarding new products, product enhancements or technological advances by us or our competitors, changes in earnings estimates by market analysts, and general market conditions or market conditions specific to particular industries. Our share price is subject to speculation in the press and the analyst community, changes in recommendations by financial analysts, changes in investors’ or analysts’ valuation measures for our stock, changes in global financial markets and global economies and general market trends unrelated to our performance. Technology stocks have experienced wide fluctuations in prices, which sometimes have been unrelated to their operating performance. The market price of our ordinary shares could be adversely affected by these factors and fluctuations.

4. Related party transactions

The Annual Report contains the following note on related party transactions.

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Remuneration of key management personnel

The remuneration of the directors, who are the key management personnel of the Group, is set out below:

	52 weeks ended 1 January 2010	53 weeks ended 2 January 2009	52 weeks ended 28 December 2007
	$’000	$’000	$’000
Short-term employee benefits	5,225	3,444	2,976
Post-employment benefits	273	241	166
Other long-term benefits	—	—	299
Termination benefits	—	—	991
Share-based payment	(473)	537	67
	5,025	4,222	4,499

Prior to the acquisition of SiRF Technology Holdings Inc, Diosdado Banatao held an interest in SiRF common stock and in options to acquire SiRF common stock granted pursuant to option plans operated by SiRF and which were subsequently assumed by CSR.

With effect from completion on 26 June 2009, these interests were converted into a holding of 1,590,049 CSR ordinary shares and 46,081 options to acquire CSR ordinary shares.

Prior to the acquisition of SiRF Technology Holdings Inc, Kanwar Chadha held an interest in SiRF common stock and in options to acquire SiRF common stock granted pursuant to option plans operated by SiRF and which were subsequently assumed by CSR.

With effect from completion on 26 June 2009, these interests were converted into a holding of 633,510 CSR ordinary shares and 478,010 options to acquire CSR ordinary shares.

During 2009, Joep van Beurden (CEO) became Vice Chairman of the Global Semiconductor Alliance (GSA). CSR plc has paid membership fees of $32,600 to the GSA in the course of 2009. These transactions were at arms length.

During 2007, an escrow payment of $11,158 was made to John Scarisbrick (formerly CEO of CSR plc) in relation to the 2005 acquisition of UbiNetics (VPT) Limited.

On 12 January 2007, the Company paid John Scarisbrick (formerly CEO of CSR plc) $49,477 for 2,388,188 E shares in Cambridge Positioning Systems Limited as part of the acquisition of Cambridge Positioning Systems Limited

Transactions between the Company and its subsidiaries, which are related parties, are disclosed below:

	52 weeks ended 1 January 2010	53 weeks ended 2 January 2009	52 weeks ended 28 December 2007
	$’000	$’000	$’000
Cambridge Silicon Radio Limited
– Funding received from Cambridge Silicon Radio Limited	48,289	9,086	118,779
– Services received from Cambridge Silicon Radio Limited	2,814	13,725	14,149
– Interest charged on intercompany balance	722	5,663	6,749
CSR Employee Benefit Trust
– Funding provided	—	(10,000)	(119,881)
– Exchange gains and loss	3,286	857	—
SiRF Technology Inc.
– Funding provided	(1,002)	—	—

Balances between the Company and its subsidiaries, which are related parties, are disclosed below:

	1 January 2010	2 January 2009	28 December 2007
	$’000	$’000	$’000
Cambridge Silicon Radio Limited	(279,340)	(227,515)	(199,041)
CSR Employee Benefit Trust	32,311	29,024	19,881
SiRF Technology Inc	1,002	—	—

5. Directors’ responsibility statement

The Annual Report contains the following statement.

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and Article 4 of the IAS Regulation and have also chosen to prepare the Company financial statements under IFRSs as adopted by the EU. The financial statements are also prepared in accordance with the IFRS as issued by the International Accounting Standards Board. Under company law the directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, International Accounting Standard 1 requires that directors:

•	properly select and apply accounting policies;

•	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

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provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and

•	make an assessment of the company’s ability to continue as a going concern.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the persons who is a director at the date of the approval of this report confirms that:

•	so far as the director is aware, there is no relevant audit information of which the Company’s auditors are unaware,

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the director has taken all the steps that he ought to have taken as a director to make himself aware of the relevant audit information and to establish that the Company’s auditors are aware of that information.

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the Financial Statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit of CSR and the undertakings included in the consolidation taken as a whole; and

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the report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole together with a description of the principal risks and uncertainties that they face.

The directors, having prepared the Financial Statements, have permitted the auditors to take whatever steps they consider appropriate for the purpose of enabling them to give their audit opinion.